Exhibit 3(ii).1

Amendment to Bylaws

1.

Section 2.6 (“Voting”) of the Company’s amended and restated bylaws is amended to read as follows:

2.6

Voting

Each holder of common stock shall be entitled to one vote for each share of common stock that he holds of record.  When a quorum is present at any meeting of stockholders, the affirmative vote of holders of a majority of the shares present in person or represented by proxy, entitled to vote on a matter and voting shall decide the matter, except as provided in Section 3.2 of Article 3, Section 8.2 of Article 8 or when a different vote is required by law or by the Corporation’s certificate of incorporation.

2.

Section 8.2 (“[Amendments] By Stockholders”) of the Company’s amended and restated bylaws is amended to read as follows:

8.2

By Stockholders

These Bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of holders of a majority of the shares entitled to vote at any annual meeting of stockholders or at any special meeting of stockholders at which notice of the meeting included a statement or description of the proposed amendment, repeal or adoption of new bylaws.